UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

PDF SOLUTIONS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-31311	25-1701361

(State or Other	(Commission File Number)	(IRS Employer

Jurisdiction of		Identification No.)

Incorporation)

333 West San Carlos Street, Suite 1000

San Jose CA 95110

(Address of Principal Executive Offices) (Zip Code)

Gregory Walker, (408) 280-7900

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

\x\ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Item 1.01. Conflict Minerals Disclosure and Report

PDF Solutions provides yield improvement technologies and services for the integrated circuit (“IC”) manufacturing process life cycle. PDF Solutions offers solutions that are designed to enable clients to lower costs of IC design and manufacture, enhance time to market, and improve profitability by addressing design and manufacturing interactions from product design to initial process ramps to mature manufacturing operations. PDF Solutions' Characterization Vehicle® (CV®) test chips provide the core modeling capabilities, and are used by leading manufacturers in the industry. PDF Solutions’ pdFasTest® parallel testers are specifically tuned to the CV test chips to enable faster test times and orders of magnitude more electrical characterization information than traditional test approaches.

This Specialized Disclosure Form (“Form SD”) and a copy of PDF’s Conflict Minerals Report (filed as Exhibit 1.01 hereto) are being posted to the publicly available Internet site www.pdf.com upon the filing of this Form SD.

Item 1.02 Exhibits

PDF’s Conflict Minerals Report is attached hereto as Exhibit 1.01.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

PDF Solutions, Inc.

Date: May 29, 2015	By:	/s/ Gregory C. Walker
Gregory C. Walker
VP, Finance and CFO